April 29, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Mr. Michael Coco, Chief

Re:	Republic of Turkey
Registration Statement under Schedule B
Filed February 27, 2020
Amended April 10, 2020
File No. 333-236683

Form 18-K for Fiscal Year Ended December 31, 2018
Filed September 26, 2019
Amended November 14, 2019, February 13, 2020 and April 10, 2020
File No. 033-37817

Dear Mr. Coco:

On behalf of the Republic of Turkey (the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”), dated April 24, 2020, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as amended (the “Form 18-K”) of the Republic.

The Republic’s (1) Registration Statement has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Republic’s Registration Statement (the “Amended Registration Statement”) and (2) Exhibit D to the Form 18-K has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Form 18-K (the “Amended Form 18-K”).

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Republic’s responses.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com

Mr. Michael Coco

April 29, 2020

Amendment No. 3 to Form 18-K

Exhibit D-3

The European Union and the United Kingdom, page 10

1.

We reissue our prior comment 9. Please specify the material conclusions of the 2018 report that you reference in your new disclosure and provide a balanced discussion of any material concerns raised in the 2019 report.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 12 of Exhibit D-4 to the Amended Form 18-K.

Location, Area and Topography, page 32

2.

We note your response to comment 4. To the extent practicable, please include a more detailed discussion your new disaster management strategy so prospective investors may understand how it may mitigate any risks or effects of natural disasters.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 33 of Exhibit D-4 to the Amended Form 18-K.

* * * * *

Should you or any member of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (212) 836-8861 or Christopher.Peterson@arnoldporter.com.

Very truly yours,

/s/ Christopher P. Peterson
Christopher P. Peterson
Arnold & Porter Kaye Scholer LLP

cc:	Yavuz ALKAN, Ministry of Treasury and Finance, Republic of Turkey
Eren YAVUZ, Ministry of Treasury and Finance, Republic of Turkey